Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS THERAPEUTICS TO PRESENT AT LEADING BIOTECHNOLOGY CONFERENCES IN CANADA AND EUROPE

–Lorus to review progress of its extensive oncology pipeline–

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, October 6, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that Bruce Rowlands, senior vice president, planning and public affairs, will present a comprehensive review of Lorus’ oncology pipeline on October 7, 2004 at BioContact in Quebec City.  Dr. Yoon Lee, director of research and development, and Germaine Gross, director of business development, will also be presenting the pipeline on October 11, 2004 at the BioPartnering Europe conference in London, England.

The BioContact conference, Canada’s leading biopharmaceutical conference, provides a forum for participants in the global biotechnology industry to network and meet with representatives from more than 150 biopharmaceutical companies from across North America, Europe and Asia.

The 12th Annual BioPartnering Europe conference was initiated in 1993 between the U.S. Commercial Service and Technology Vision Group LLC to establish stronger relationships between North American and European biotechnology companies.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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